August 14, 2008

Mr. William Thompson

Accounting Branch Chief

Mail Stop 3561

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Synergy Pharmaceuticals, Inc. (formerly Pawfect Foods, Inc.)
Form 10-KSB/A for the Year Ended December 31, 2007
File No. 333-131722

Dear Mr.  Thompson,

We have amended our Form 10-KSB/A for the Year Ended December 31, 2007 to include management’s report on internal controls over financial reporting in Item 8A(T) as required by Regulation S-B item 307 and 308T as of December 31, 2007.

Very truly yours,

/s/ Bernard F. Denoyer